New offering for you

Park Seo-Bo, likely the most famous artist in South Korea, is collected in almost every major museum around the world. Seo-Bo's *Ecriture* series is regarded by the art community as his very best, and is a prime example of the Korean Dansaekhwa movement.

Just before his death earlier this year, Seo-Bo achieved a new level of market interest when an *Ecriture* painting (that is both larger and later than our offering) sold for a new record price of $2.6mm at auction. Shortly after that, a slightly smaller Ecriture painting from a different period reportedly sold privately for $1.5mm at Art Basel in Miami.

Because of these two sales, we are excited to offer this *Ecriture* offering to investors at just over $1,000,000.

41% SOLD OUT

Invest here.

Best,
Anthony DeSimone
—

SVP, Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

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